Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D as amended to date, with respect to the shares of Common Stock, without par value, of Community West Bancshares, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:	July 31, 2020

/s/ Anna S. Belyaev
Anna S. Belyaev

/s/ Philip J. Timyan
Philip J. Timyan

/s/ Christopher R. Raffo
Christopher R. Raffo

/s/ Philip E.J. Timyan
Philip E.J. Timyan

/s/ Anne W. Timyan
Anne W. Timyan